Appendix A
Investment Advisory Agreement

Fund/Class	Advisor Fee	Effective Date

EuroPac International Value Fund	1.15%	April 7, 2010
EuroPac International Bond Fund	.60%	November 1, 2010
EuroPac Hard Assets Fund	1.15%	June 30, 2011
EP China Fund	1.15%	March 14, 2011
EP Asia Small Companies Fund	1.15%	December 1, 2010
EP Latin America Fund	1.15%	November 1, 2011

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